UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)

Hampshire Group, Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

408859106
(CUSIP Number)

March 2nd, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 408859106 13G
1.	Name of Reporting Person: Peter W. Woodworth		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)		[X]
	(b)		[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 311,052

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 311,052

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 311,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11.	Percent of Class Represented by Amount in Row (9): 5.69%

12.	Type of Reporting Person: IN

CUSIP No. 408859106 13G

1.	Name of Reporting Person: Joyce Woodworth		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)		[X]
	(b)		[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 60,929

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 60,929

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,929

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]

11.	Percent of Class Represented by Amount in Row (9): 1.11%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer: Hampshire Group, Limited (the "Company")
(b)	Address of Issuer's Principal Executive Offices:
The Company's principal executive offices are located at Hampshire Group Limited, 114 W. 41st Street, New York, New York 10036

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

  (i) Peter Woodworth, a citizen of the United States.

  (ii) Joyce Woodworth, a citizen of the United States.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business office or, if none, Residence:
The address of the business office of each of the Reporting Persons is 902 East Second Street Suite 100 Winona, MN 55987
(c)	Citizenship:
Peter W. Woodworth and Joyce Woodworth are each United States citizen.
(d)	Title of Class of Securities: Common Stock (the "Common Stock").
(e)	CUSIP Number: 408859106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act,
(b)	Bank as defined in Section 3(a)(6) of the Act,
(c)	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 13d-1(c), check this box: [X]

Item 4. Ownership.

Amount Beneficially Owned:

A. Peter Woodworth

(a) Amount beneficially owned: 311,052
(b) Percent of class: 5.69% The percentages used herein and in the rest of Item 4 are calculated based upon the 5,470,000 shares of Common Stock issued and outstanding according to the Company's most recent report on form 10-Q or 10-K, as applicable.
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 311,052
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 311,052

Item 4. Ownership. (continued)

B. Joyce Woodworth

(a) Amount beneficially owned: 60,929
(b) Percent of class: 1.11%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 60,929
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 60,929

Item 5. Ownership of Five Percent or Less of a Class. Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. See item 2.

Item 9. Notice of Dissolution of Group. Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2009
PETER W. WOODWORTH, Individually /s/ PETER W. WOODWORTH Name: Peter W. Woodworth

JOYCE WOODWORTH, Individually /s/ JOYCE WOODWORTH Name: Joyce Woodworth